1 Corporate Way Lansing, MI 48951 517/381-5500

September 1, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 183 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 184 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective November 15, 2022:

1)	To add the following new fund and respective Investment Sub-Advisers:
-JNL Multi-Manager U.S. Select Equity Fund (Existing Sub-Advisers: GQG Partners, LLC and WCM Investment Management, LLC); and
2)	To reflect other changes.

If you have any questions, please contact me at 312-730-9730.

Sincerely,

Emily J. Bennett
Assistant Secretary

encs.